UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number:
001-41404

Woodside Energy Group Ltd
(ABN 55 004 898 962)
(Registrant’s name)

Woodside Energy Group Ltd
Mia Yellagonga, 11 Mount Street
Perth, Western Australia 6000
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or
Form 40-F.
Form
20-F ☑   Form
40-F ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7): ☐

Table of Contents
THIS REPORT ON FORM
6-K
IS BEING FILED FOR THE PURPOSES OF INCORPORATION BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM
F-3
(FILE NOs.
333-277499
AND
333-277499-01)
AND THE REGISTRATION STATEMENTS ON FORM
S-8
(FILE NOS.
333-274296,
333-270076,
333-267432
AND
333-265606).
THIS REPORT SHALL BE DEEMED FILED AND INCORPORATED BY REFERENCE IN SUCH REGISTRATION STATEMENTS AND SHALL BE DEEMED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The documents included as exhibits to this report includes portions from previously published announcements of Woodside Energy Group Ltd (the “Company”) for the purposes of incorporating certain information by reference into the Company’s Registration Statement on Form
F-3
in accordance with the terms set out in that document. This document does not update or otherwise supplement the information contained in the previously published announcements identified below.
EXHIBIT INDEX

Exhibit Number	Description

99.1	Half Year Report for the period ended June 30, 2024, containing the unaudited consolidated financial statements for the half year ended June 30, 2024.

99.2	Second Quarter Report for the period ended June 30, 2024, containing operational information for the period ended June 30, 2024.

99.3	Select information concerning the Company’s strategy, industry and performance previously published in connection with the Company’s full-year 2023 and half-year 2024 results.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover page Interactive Data File (embedded within the Inline XBRL document)

Table of Contents
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 30, 2024

WOODSIDE ENERGY GROUP LTD

By:	/s/ Lucy Bowman
Lucy Bowman Corporate Secretary